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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant

1.   Press Release of the Registrant dated May 2, 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: May 2, 2005                                          /s/ Fernando Cabrera
                                                           ---------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

                                                           /s/ Jose Luis Riera
                                                           ---------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

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    GRUPO IUSACELL, S.A. DE C.V.: TRANSCRIPTION OF THE REPORT OF INDEPENDENT
                                   ACCOUNTANTS

    MEXICO CITY, May 2 /PRNewswire-FirstCall/ --

    REPORT OF INDEPENDENT ACCOUNTANTS

     To the Stockholders and Board of Directors of Grupo Iusacell, S.A. de C.V.
     (Subsidiary of Movil Access, S.A. de C.V.)

    We have audited the consolidated balance sheet of Grupo Iusacell, S.A. de C.V. and subsidiaries (the Company), as of December 31, 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    The consolidated financial statements as of December 31, 2003, and for the years ended December 31, 2003 and 2002, presented for comparison purposes only, were audited by other independent accountants, whose report dated March 26, 2004, and for certain information April 19, 2004, expressed an unqualified opinion on those statements, and included explanatory paragraphs describing the following matters: 1) The Company adopted, in 2003, Statement C-8 "Intangible Assets" issued by the Mexican Institute of Public Accountants, with the effects described in Note 4n. to the consolidated financial statements; 2) The Company incurred in certain events of default related to its debt originally issued at long-term, which entitled the creditors with the right to request the immediate payment of the principal and interest; also, one subsidiary of the Company was sued before a New York Court. Under these circumstances, the Company classified its debt, originally issued at long-term, as short-term liabilities, and as a result, current liabilities exceeded current assets by Ps.10,300.9 millions (constant Mexican pesos of December 31, 2004); 3) The Company reported accumulated losses representing more than two thirds of its capital stock, which, in accordance with Mexican law is a cause of dissolution, and could be among the assumptions provided by the Concurso Mercantil Law in Mexico and; 4) The circumstances described in numerals 2) and
3) above, raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements did not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of liabilities, deemed necessary in the event the Company could not continue operating as a going concern.

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    We conducted our audit in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, and have been prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

    a) As more fully discussed in Notes 2 and 10 to the accompanying consolidated financial statements, the Company has incurred in events of default under the agreements and/or instruments governing the loans which conform the Company's debt. Such events relate, mainly, to the failure in the payment of the principal and the corresponding interest, to technical defaults and non compliance of financial ratios, and to the change of control of the Company that occurred when the former shareholders, Verizon Communications, Inc. (Verizon) and Vodafone Group Plc. (Vodafone), sold the majority equity shares to Movil Access, S.A. de C.V., as well as other defaults detailed in such notes. These defaults entitled the creditors of most of the Company's debt to request the immediate payment of principal and corresponding accessories, in accordance with the executed agreements. As a result of the above, and in conformity with accounting principles generally accepted in Mexico, long-term debt, as described in Note 10 to the consolidated financial statements, has been classified as short-term and, consequently, as of December 31, 2004, current liabilities exceed current assets by Ps.11,068.6 million approximately. On January 14, 2004, a group of holders of the Secured Senior Notes Due 2004, issued by the Company's main subsidiary, filed a lawsuit in a New York Court against that subsidiary, for the immediate payment of principal and interest; the lawsuit includes other aspects also described in Notes 2 and 10 to the consolidated financial statements.

    b) The Company has incurred accumulated losses as of December 31, 2004, which have originated the total loss of the Company's capital stock, and a deficit in its stockholders' equity at that date. The loss of capital stock, in accordance with Mexican General Corporate Law, is cause of a possible dissolution of the Company; furthermore, the Company might be instituted in a reorganization proceeding under the Concurso Mercantil Law in Mexico.
    These circumstances, in addition to the description in paragraph a) above, raise substantial doubt about the Company's ability to continue as a going concern, which will depend, among other factors, on its debt restructure and/or, as the case may be, on obtaining or generating the additional resources necessary to settle its obligations and to cover its operating needs. The accompanying consolidated financial statements, due to the reasons described in Note 4a. to such financial statements, have been prepared considering that the Company will continue as a going concern and, in consequence, do not include any adjustments related to the recoverability and classification of the amounts recorded as assets, and the amounts and classification of the liabilities, which might be deemed necessary in the event the Company would enter a liquidation process.

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    c) In accordance with Note 4o. to the consolidated financial statements, beginning in 2004, the Company adopted Statement C-15 "Impairment of the Value of Long-Lived Assets and Disposal", issued by the Mexican Institute of Public Accountants in order to value such assets.

    In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Grupo Iusacell, S.A. de C.V. and subsidiaries as of December 31, 2004, and the consolidated results of its operations, changes in its consolidated stockholders' equity (deficit), and changes in its consolidated financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

     Despacho Freyssinier Morin, S.C.

     CPC Jorge E. Santibanez Fajardo
     Partner

     Mexico City, Mexico
     March 21, 2005

    About Iusacell
    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE and BMV: CEL) is a wireless cellular and PCS service provider in Mexico encompassing a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Independent of the negotiations towards the restructuring of its debt, Iusacell reinforces its commitment with customers, employees and suppliers and guarantees the highest quality standards in its daily operations offering more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate.

    Legal Disclaimer
    Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             05/02/2005
    /CONTACT: Jose Luis Riera K., Chief Financial Officer, +011-5255-5109-5927; or J.Victor Ferrer, Finance Manager, +011-5255-5109-5927, vferrer@iusacell.com.mx, both of Grupo Iusacell/
    /Web site:  http://www.iusacell.com /

_